BUTTERFIELD 2026 ANNUAL GENERAL MEETING VOTING RESULTS Hamilton, Bermuda — September 18, 2026: The Bank of N.T. Butterfield & Son Limited (“the Bank”) (BSX: NTB.BH) (NYSE: NTB) announced the results of the Shareholders’ vote at the Bank’s Annual General Meeting held in virtual format today (September 18, 2026). Each of the proposals numbered 1 through 4 on the Meeting Agenda was approved by the requisite vote. Proposal 5, which sought authority to adjourn or postpone the Meeting if there were insufficient votes to approve Proposal 4, was not necessary and was therefore not presented for a vote. -ENDS- About Butterfield: Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda. Our principal banking operations are located in Bermuda, the Cayman Islands, Guernsey and Jersey, providing deposit, cash management and lending solutions for individual, business and institutional clients. We provide a full range of wealth management services, comprising trust, private banking, asset management and custody, in Bermuda, the Cayman Islands and Guernsey, trust services in The Bahamas, Singapore and Switzerland, and residential property lending in the UK. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details are available at: www.butterfieldgroup.com. BF-All Investor Relations Contact: Media Relations Contact: Noah Fields Emily Edwards Investor Relations Marketing & Communications The Bank of N.T. Butterfield & Son Limited The Bank of N.T. Butterfield & Son Limited Phone : (441) 299 3816 Phone: (441) 299 1624 E-mail : noah.fields@butterfieldgroup.com E-mail: emily.edwards@butterfieldgroup.com